For the fiscal year ended December 31, 1997
File number (c) 811-3175

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       The   Fund  accounts  for  and  reports
distributions  to shareholders  in  accordance
with   the  American  Institute  of  Certified
Public Accountants' Statement of Position  93-
2:  Determination, Disclosure,  and  Financial
Statement  Presentation  of  Income,   Capital
Gain,  and Return of Capital Distributions  by
Investment Companies.  The effect of  applying
this  statement was to decrease  undistributed
net investment income by $738,273 and increase
accumulated  net realized gain on  investments
by  $738,273  for  realized  foreign  currency
losses  during  the  year ended  December  31,
1997.   Net  investment income,  net  realized
gains and net assets were not affected by this change.